UIC Logo Appears Here
                                                     URANIUM INTERNATIONAL CORP.


May 22, 2009


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


ATTENTION: Jill Davis, Branch Chief
           James Giugliano, Staff Attorney
           George Schuler, Mining Engineer


Re:  Uranium International Corp.
     Form 10-KSB for Fiscal Year Ended February 28, 2008
     Filed June 12, 2008

     Response Letter Dated April 21, 2009
     Form 10-KSB/A for Fiscal Year Ended February 29, 2008
     Filed April 21, 2009
     File No. 000-52660


To Whom It May Concern:

In accordance with the comment contained in the Securities and Exchange Commission letter dated May 6, 2009 (the "SEC Letter") regarding certain representations to be made by Uranium International Corp., a Nevada corporation (the "Company"), we herein acknowledge the following:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


URANIUM INTERNATIONAL CORP.


By: /s/ MAREK KRECZMER
    _______________________________
        Marek Kreczmer, President &
        Chief Executive Officer


MK:kb


10475 Park Meadows Dr., Ste. 600
Lone Tree, Colorado 80124